Mail Stop 4561

September 25, 2008

Mr. Stephen P. Holmes
Chief Executive Officer
Wyndham Worldwide Corporation
Seven Sylvan Way
Parsippany, NJ   07054

  Re: Wyndham Worldwide Corporation
    Form 10-K for the year ended December 31, 2007
    Filed 02/29/08
    File No. 001-32876

Dear Mr. Holmes:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Daniel Gordon
       Branch Chief